UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value U.S. $.001 per Share
 (Title of Class of Securities)

4455421030

(CUSIP Number)

Jesper Ovesen

TDC A/S (Formerly Tele Danmark A/S)

Teglholmsgade 1

0900 Copenhagen C, Denmark

Tel: +45 6663 7650

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP 4455421030

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): TDC A/S (formerly Tele Danmark A/S)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds: (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 10,799,782
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 10,799,782
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,799,782
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 64.6%
14.	Type of Reporting Person (See Instructions) CO, HC

This Amendment No. 15 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) relates to the beneficial ownership by TDC of the Common Stock, par value U.S.$0.001 per Share (the “Shares”) of Hungarian Telephone and Cable Corp. (the “Issuer”). This Amendment No. 15 amends and supplements the Schedule 13D of TDC filed on July 15, 1997, as amended prior to this Amendment No. 15 (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On February 24, 2009, at a special meeting of the stockholders of the Issuer, the stockholders voted to adopt a corporate reorganization to effectively change the Issuer’s place of incorporation from Delaware to Denmark.  TDC voted its stock in favor of the reorganization.”

Item 5.  Interest in Securities of the Issuer

Sub-sections (a) and (b) of Item 5 of Schedule 13D are hereby deleted and replaced in their entirety by the following:

On February 24, 2009, TDC exercised its right to convert its 30,000 shares of Series A Convertible Preferred Stock in the Issuer into 300,000 Shares of the Issuer.

TDC beneficially owns 10,799,782 Shares of the Issuer and, based on information provided by the Issuer to TDC, as of February 2, 2009, such Shares constitute approximately 64.6% of the outstanding Shares of the Issuer.

TDC has the sole power to vote and dispose of all of the 10,799,782 Shares it currently owns.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2009

TDC A/S

By:

/s/ Eva Berneke

Name: Eva Berneke

Title:

Senior Executive Vice

President and Chief Strategy

Officer

By:

/s/ Jesper Ovesen

Name: Jesper Ovesen

Title:

Senior Executive Vice

President and Chief Financial

Officer